EXHIBIT 77D
                  POLICIES WITH RESPECT TO SECURITY INVESTMENTS




Effective March 16, 2001, the Board of Trustees of Core Trust (Delaware) amended the investment policies of Government Cash Portfolio to eliminate the requirement that the portfolio limit its investments to those legally permissible for Federally chartered credit unions.